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                                                Filed Pursuant to Rule 424(b)(1)
                                                              File No. 333-50470
PROSPECTUS

                      INTEGRATED INFORMATION SYSTEMS, INC.

                                  Common Stock

                                2,666,293 Shares

   The selling security holders are offering to sell up to 2,666,293 shares of our common stock. The selling security holders may sell some or all of the common stock in a number of different ways and at varying prices, including to new purchasers through ordinary brokerage transactions, directly to market makers of our common stock, or through any of the other means described in the section entitled "Plan of Distribution" beginning on page 15.

   The selling security holders will receive all of the proceeds from the sale of the common stock, less any brokerage or other expenses of sale incurred by them. We are paying for the costs of registering the resale of the shares held by the selling security holders.

   Our common stock is traded on the Nasdaq National Market under the symbol "IISX."

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   Before purchasing any of the shares covered by this prospectus, carefully read and consider the risk factors included in the section entitled "Risk Factors" beginning on page 2. You should be prepared to accept any and all of the risks associated with purchasing the shares, including a loss of your entire investment.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is April 13, 2001.

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                               TABLE OF CONTENTS

                                                                            Page
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
About Integrated Information Systems, Inc. ................................   1
Risk Factors...............................................................   2
Use of Proceeds............................................................  11
Selling Shareholders.......................................................  11
Plan of Distribution.......................................................  12
Description of Securities..................................................  12
Legal Opinion..............................................................  14
Experts....................................................................  15
Where You Can Find More Information........................................  15

   You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

   The common stock is not being offered in any jurisdiction where the offer is not permitted.

   You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of the prospectus or prospectus supplement.
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                   ABOUT INTEGRATED INFORMATION SYSTEMS, INC.

   The following is a short summary of our business. You should carefully read the "Risk Factors" section of this prospectus and our filings with the Securities and Exchange Commission for more information on our business and the risks involved in investing in our stock.

   Integrated Information Systems is an innovative technology and business consultancy providing extensive experience and insight to create a sustainable competitive edge for our clients. For companies who seek measurable results from business and technology investments, we offer cost-sensitive, productive, profit-minded solutions across the entire service continuum with single provider accountability.

   Since our inception in 1988, we have focused on leveraging core competencies to define, design, build, integrate, and manage complex information systems and optimize applications to solve business problems. By partnering with us, our clients are able to rapidly and cost-effectively deploy solutions, without increasing the size of their internal IT organizations or investing in extensive capital infrastructures. Our fully integrated services--strategy, integration and operations--provide the framework in which technology solutions can be conceptualized and integrated to provide clients with stability on their current systems and the agility to adopt superior processes and technologies in the future.

   We believe that we are one of the few IT services firms offering end-to-end services, providing the capabilities necessary to rapidly transform businesses to a digital environment. The fundamental elements of our integrated service offering include our:

  .  business strategy services;

  .  application and network integration services; and

  .  application outsourcing services.

   We target companies in industries in which there are compelling reasons to take advantage of technological innovations to produce improved operating results through reduced costs, improved productivity and efficiency, increased revenue, and improved competitive position. We have specifically targeted clients in the following markets:

  .  education;

  .  financial services;

  .  government;

  .  health care;

  .  manufacturing;

  .  media and entertainment;

  .  retail and distribution;

  .  travel and hospitality; and

  .  utility and telecommunications.

   By targeting specific companies in select markets, we have been able to leverage our industry experience across key market segments, giving our strategy and technical consultants in-depth knowledge and understanding to translate client strategies into functional and operational solutions.

   Our primary offices are based in the Phoenix, Arizona metropolitan area. We also have operations in Atlanta, Boston, Denver, Las Vegas, Los Angeles, and Irvine as well as a solution development center in Bangalore, India.

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                                  RISK FACTORS

   In addition to the other information contained in this prospectus, investors should carefully consider the following risk factors in evaluating an investment in our stock. This Prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including statements regarding any future revenues, expenditures, capital or other funding requirements, the adequacy of our current cash and working capital balances to fund our present and planned operations and financing needs, expansion of and demand for our service offerings, and the growth of our business and operations, as well as future economic and other conditions both generally and in our specific geographic and product and services markets. In some cases, forward-looking statements can be identified by the use of terminology such as "expect," "may," "anticipate," "intend," "would," "will," "plan," "believe," "estimate," "should," and similar expressions. These statements are based on our estimates, projections, beliefs, and assumptions, and are not guarantees of future performance. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

   We caution that the following important factors, among others, could cause our actual results to differ materially from those expressed in forward-looking statements made by or on behalf of us in filings with the SEC, press releases, communications with investors, and oral statements. Any of these factors, among others, could also negatively impact our operating results and financial condition and cause the trading price of our common stock to decline or fluctuate significantly. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make in our reports filed with the Securities and Exchange Commission and in future public statements and press releases.

We have experienced operating losses and may incur operating losses in future periods, which could cause the price of our common stock to decline.

   We had a net loss of approximately $25.4 million for the year ended December 31, 2000 and a net loss of approximately $1.4 million for the year ended December 31, 1999. We expect to continue to incur losses in 2001. If we do not achieve revenue growth, we could experience operating losses greater than already anticipated or for periods after 2001. These losses or any fluctuation in our operating results could cause the market value of our common stock to decline.

If our common stock price remains below $1.00 in 2001, we may be delisted from Nasdaq, reducing the liquidity and value of our common stock.

   At various times since December 2000 and into 2001, our common stock has traded for less than $1.00 per share on the Nasdaq National Market. If a security listed on Nasdaq trades for less than $1.00 for thirty consecutive days, Nasdaq begins a process pursuant to which the issuer's securities may be delisted from the Nasdaq. Any delisting of our common stock on Nasdaq would adversely affect the liquidity of our common stock and further depress the common stock price.

We rely on a small number of clients for most of our revenues and our revenues will decline significantly if we cannot retain or replace, or if we experience collection problems from, these clients.

   We derive, and expect to continue to derive, a significant portion of our revenues from a limited number of clients. Our largest client, American Express, first engaged us in the fourth quarter of 1998. American Express accounted for 24% and 35% of our revenues during 2000 and 1999, respectively. PartsAmerica.com, Inc., our second largest client, accounted for 10% of our revenues in 2000.

   Virtually all of our client contracts may be canceled by the client following limited notice and without economic penalty; however, the client is responsible for fees earned through the date of contract termination

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unless a valid offset exists. The revenues derived from specific clients are likely to vary from period to period, and a major client in one year may not use our services in a subsequent year. The loss of a large client or project in any period could result in a decline in our revenues and profitability from period to period, and cause significant and sudden declines or fluctuations in the market value of our common stock. In addition, because a large portion of our receivables relate to a limited number of clients and large projects, write-offs attributable to one or a few of these clients or projects could exceed our allowance for doubtful accounts and significantly harm our operating results. In 2000, we experienced bad debt expense of $11.8 million with clients.

The market for our services may not grow as anticipated and hurt our ability to become profitable.

   While the IT services market in which we compete with our consulting and application outsourcing services steadily grew in 2000, this growth was lower than anticipated. In anticipation of a continued increase in demand for consulting and application outsourcing services, we have made substantial infrastructure investment to support these demands. If demand for either of these types of services does not grow as anticipated in the future, or if we do not capture sufficient market share for these services, we may not be able to achieve profitability.

The valuation model for companies such as ours has changed and our inability to achieve profitability would materially adversely affect our stock price.

   When our stock became publicly traded in 2000, companies in our sector were valued generally upon revenue growth, with little regard for profitability. Over the past few periods, companies in our sector have been increasingly measured based on cash flows and profits. If we are unable to achieve profitability and positive cash flow, our stock price will continue to suffer and could further decline, and the liquidity for our stock could deteriorate further as well.

If we are unable to attract and retain professional staff, we will be unable to provide our services effectively and consequently may be unable to increase or maintain current revenue levels or achieve or maintain profitability, which would cause the price of our common stock to decline.

   We derive substantially all of our revenue from the billings of our professional services personnel on projects. If we fail to attract and retain professionals, we may not be able to successfully compete for new projects, timely finish existing projects, or generally carry out our business plan. The continuing evolution of new technology requires integrated solutions implemented by professionals qualified in leading and emerging technologies. There is competition for professionals with the skills required to provide these solutions. We may lose prospective qualified employees to clients or competitors. We may not attract a sufficient number of highly skilled professionals, or retain, train, and motivate the professionals that we do attract. Failure to do so could impair our ability to adequately manage and complete our existing projects or obtain new projects. In addition, declines in the trading price of our common stock could materially and adversely affect employee morale and retention and other aspects of our business.

Our results of operations may vary from quarter to quarter in future periods and, as a result, we may not meet the expectations of our investors and analysts, which could cause our stock price to fluctuate or decline.

   Our revenues and results of operations have fluctuated significantly in the past and could fluctuate significantly in the future. We incurred net losses of $2.3 million, $3.2 million, $3.7 million and $16.2 million in the first, second, third, and fourth quarters of 2000, respectively. In 1999, our quarterly net earnings ranged from a loss of $2.2 million in the fourth quarter to earnings of $559,000 in the second quarter. You should not rely on period-to-period comparisons of operations as an indication of future performance.

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   Our results may fluctuate due to the factors described in this prospectus, as well as:

  .  the loss of or failure to replace any significant clients;

  .  variation in demand for our services;

  .  higher than expected bad debt write-offs;

  .  changes in the mix of services that we offer; and

  .  increases in our operating expenses.

   A substantial portion of our operating expense is related to personnel costs and overhead, which cannot be adjusted quickly and is therefore relatively fixed in the short term. Our operating expenses are based, in significant part, on our expectations of future revenues. If actual revenues are below our expectations, we may not achieve our anticipated operating results. Moreover, it is possible that in some future periods our results of operations may be below the expectations of analysts and investors. In this event, the market price of our common stock is likely to decline.

If we fail to keep pace with the rapid technological changes that characterize our industry, our competitiveness would suffer, causing us to lose projects or clients and consequently reducing our revenues and the price of our common stock.

   Our market and the enabling technologies used by our clients are characterized by rapid, frequent, and significant technological changes. If we fail to respond in a timely or cost-effective way to these technological developments, we may not be able to meet the demands of our clients, which would affect our ability to generate revenues and achieve profitability. We have derived, and expect to continue to derive, a large portion of our revenues from creating solutions that are based upon today's leading and developing technologies and which are capable of adapting to future technologies. Our historical results of operations may not reflect our new service offerings and may not give you an accurate indication of our ability to adapt to these future technologies.

Our failure to meet client expectations or deliver error-free services could damage our reputation and harm our ability to compete for new business or retain our existing clients, which may limit our ability to generate revenues and achieve or maintain profitability.

   Many of our engagements involve the delivery of information technology services that are critical to our clients' businesses. Any defects or errors in these services or failure to meet clients' specifications or expectations could result in:

  .  delayed or lost revenues due to adverse client reaction;

  . requirements to provide additional services to a client at no or a limited charge;

  .  refunds of fees for failure to meet obligations;

  .  negative publicity about us and our services; and

  .  claims for substantial damages against us.

   In addition, we sometimes implement critical functions for high profile clients or for projects that have high visibility and widespread usage in the marketplace. If these functions experience difficulties, whether or not as a result of errors in our services, our name could be associated with these difficulties and our reputation could be damaged, which would harm our business.

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We may lose money on fixed-price contracts because we may fail to accurately estimate at the beginning of projects the time and resources required to fulfill our obligations under our contracts; the additional expenditures that we must make to fulfill these contract obligations may cause our profitability to decline or prevent us from achieving profitability and could reduce the price of our common stock.

   Although we provide consulting services primarily on a time and materials compensation basis, approximately 11% of our consulting revenue was derived from fixed-price, fixed-time engagements in 1999, and approximately 5% of revenues were derived from fixed-price, fixed-time engagements in 2000. The percentage of our revenues derived from fixed-price, fixed time engagements may increase in the future, as influenced by changes in demand and market conditions. Our failure to accurately estimate the resources required for a fixed-price, fixed-time engagement or our failure to complete our contractual obligations in a manner consistent with our projections or contractual commitments could harm our overall profitability and our business. From time to time, we have been required to commit unanticipated additional resources to complete some fixed-price, fixed-time engagements, resulting in losses on these engagements. We believe that we may experience similar situations in the future. In addition, we may negotiate a fixed price for some projects before the design specifications are finalized, resulting in a fixed price that is too low and causing a decline in our operating results.

Our lack of long-term contracts with clients and our clients' ability to terminate contracts with little or no notice reduces the predictability of our revenues and increases the potential volatility of our stock price.

   Our clients generally retain us on an engagement-by-engagement basis, rather than under long-term contracts. In addition, our current clients can generally reduce the scope of or cancel their use of our services without penalty and with little or no notice. As a result, our revenues are difficult to predict. Because we incur costs based on our expectations of future revenues, our failure to predict our revenues accurately may cause our expenses to exceed our revenues, which could cause us to incur increased operating losses. Although we try to design and build complete integrated information systems for our clients, we are sometimes retained to design and build discrete segments of the overall system on an engagement-by-engagement basis. Since the projects of our large clients can involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that the client will cancel or delay additional planned projects. These cancellations or delays could result from factors related or unrelated to our work product or the progress of the project, including changing client objectives or strategies, as well as general business or financial considerations of the client. If a client defers, modifies, or cancels an engagement or chooses not to retain us for additional phases of a project, we may not be able to rapidly re-deploy our employees to other engagements and may suffer underutilization of employees and the resulting harm to our operating results. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress.

   Since the second half of 2000, many companies have experienced financial difficulties or uncertainty and have begun to cancel or delay spending on business and IT consulting initiatives. The financial difficulties of many dot-com companies may reduce the urgency of larger companies' IT initiatives. If current or potential clients cancel or delay their IT initiatives, our business and results of operations could be materially adversely affected.

We may not be successful in retaining our current technology alliances or entering into new alliances, which could hamper our ability to market or deliver solutions needed or desired by our clients and limit our ability to increase or sustain our revenues and achieve or maintain profitability.

   We rely on vendor alliances for client referral and marketing opportunities, access to advanced technology and training as well as other important benefits. These relationships are non-exclusive and the vendors are free to enter into similar or more favorable relationships with our competitors. Whether written or oral, many of the agreements underlying our relationships are general in nature, do not legally bind the parties to transact

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business with each other or to provide specific client referrals, cross-
marketing opportunities, or other intended benefits to each other, have indefinite terms, and may be ended at the will of either party. We may not be able to maintain our existing strategic relationships and may fail to enter into new relationships. If we are unable to maintain these relationships, the benefits that we derive from these relationships, including the receipt of important sales leads, cross-marketing opportunities, access to emerging technology training and certifications, and other benefits, may be lost. Consequently, we may not be able to offer desired solutions to clients, which would result in a loss of revenues and our inability to effectively compete for clients seeking emerging or leading technologies offered by these vendors.

If we are unable to successfully operate our regional offices, we may incur increased operating expenses without corresponding increased revenues, which may limit our ability to achieve or maintain profitability and cause the price of our common stock to decline.

   A key component of our business strategy is to increase revenues delivered from our offices in Atlanta, Boston, Denver, Las Vegas, Los Angeles, and Irvine, as well as our solutions development center in India. We may not be able to operate our regional offices profitably or successfully expand these offices. If we do not implement this strategy successfully, we may incur increased operating expenses without increased revenues, which would harm our operating results and our stock price.

If our efforts to develop brand awareness are not successful, we may not be able to increase our revenues sufficiently to offset the marketing costs that we will incur in these efforts.

   Because the information technology professional service industry recently experienced a decline in demand, an element of our business strategy is to develop and maintain widespread awareness of our brand name in our target markets. If our marketing efforts are not successful, we may not experience increases in revenues.

Because we operate in a highly competitive and rapidly changing industry, competitors could cause us to lose business opportunities or professional personnel and limit our ability to increase or sustain revenue levels.

   The business areas in which we compete are intensely competitive and subject to rapid change. Consequently, we expect competition to continue and to intensify. Competitors could hire professionals or win new client engagements that we are competing for. If this occurs, our ability to generate increased revenues may be limited and we may not achieve profitability. Our competitors fall into several categories and include a range of entities providing both general management and information technology consulting services and internet services. Many of our competitors have longer operating histories, larger client bases, and greater brand or name recognition, as well as greater financial, technical, marketing, and public relations resources. Our competitors may be able to respond more quickly to technological developments and changes in clients' needs. Further, as a result of the low barriers to entry, we may face additional competition from new entrants into our markets. We do not own any technologies that preclude or inhibit competitors from entering the general business areas in which we compete. Existing or future competitors may independently develop and patent or copyright technologies that are superior or substantially similar to our technologies, which may place us at a competitive disadvantage.

We may not be able to protect our intellectual property rights and, as a result, we could lose competitive advantages which differentiate our solutions and our ability to attract and retain clients.

   Our success is dependent, in part, upon our intellectual property rights. We rely upon a combination of trade secret, confidentiality and nondisclosure agreements, and other contractual arrangements, as well as copyright and trademark laws to protect our proprietary rights. We have no patents or pending patent applications. We enter into confidentiality agreements with our employees, we generally require that our consultants and clients enter into these agreements, and we attempt to limit access to and distribution of our

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proprietary information. Nevertheless, we may be unable to deter misappropriation of our proprietary information or to detect unauthorized use and take appropriate steps to enforce our intellectual property rights or proprietary information.

   We attempt to retain significant ownership or rights to use our internally developed software applications which we can market and adapt through further customization for other client projects. Under some of our client contracts, all of our project developments are the property of the client and we have no or limited rights to reuse or provide these developments in other client projects. To the extent that we are unable to negotiate contracts which permit us to reuse code and methodologies, or to the extent that we have conflicts with our clients regarding our ability to do so, we may be unable to provide services to some of our clients within price and timeframes acceptable to these clients.

   Although we believe that our services, trade or service names, and products do not infringe upon the intellectual property rights of others, claims could be asserted against us in the future. If asserted, we may be unable to successfully defend these claims, which could cause us to cease providing some services or products and limit any competitive advantage we derive from our trademarks or names.

   If any of these events occur, our ability to differentiate ourselves and compete effectively could be limited and we may lose revenue opportunities.

We occasionally agree not to perform services for our clients' competitors, which may limit our ability to generate future revenues and inhibit our business strategy.

   In order to secure particularly large engagements or engagements with industry leading clients, we have agreed on limited occasions not to perform services, or not to utilize some of our intellectual property rights developed for clients, for competitors of those clients for limited periods of time ranging from one to three years. In our agreement with American Express, our largest client, we have agreed not to perform services for competitors of American Express for one year after each project completion date and not to assign consultants who have worked on American Express projects to other clients' competitive projects for nine months after completing work for American Express. These non-compete provisions reduce the number of our prospective clients and our potential sources of revenue. These agreements also may limit our ability to execute a part of our business strategy of leveraging our business expertise in discreet industry segments by attracting multiple clients competing in those industries. In addition, these agreements increase the significance of our client selection process because some of our clients compete in markets where only a limited number of companies gain meaningful market share. If we agree not to perform services or to utilize intellectual property rights for a particular client's competitors or competitive projects, we are unlikely to receive significant future revenues in that particular market.

Our long sales cycles make our revenues difficult to predict, which could cause our revenues or profitability to be below analyst or investor expectations, causing our stock price to fluctuate and decline significantly.

   The timing of our revenues is difficult to predict because of the length and variance of the time required to complete a sale. Our sales cycle typically ranges in length from three months to nine months and is sometimes longer. Prior to retaining us for a project, our clients often undertake an extensive review of their systems, needs, and budgets and may require approval at various levels within their organization. The length or unpredictability of our sales cycle could cause our revenues or profitability to be below the expectations of analysts or investors and our stock price to fluctuate significantly.

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If we are unable to successfully position and sell our application outsourcing services, we may be unable to recover our investment in providing these services, reducing our profitability and the price of our common stock.

   Our ability to increase revenues and profitability depends in part on the adoption and acceptance of third-party application hosting services by our clients. We have only recently begun to offer third-party application outsourcing services. We have expended significant resources and expect to continue to invest to increase our data center capacity to accommodate our hosting services. If we do not generate sufficient revenues from these services, our operating results and stock price could be negatively affected.

Some of our clients are emerging companies that have little or no operating history and may lack the resources to pay our fees, which could cause us to incur losses on these accounts.

   We derive a portion of our revenues from small emerging companies that have limited operating histories and resources to pay our fees. We have recently increased our allowance for doubtful accounts receivable due to changing market conditions affecting capital availability to such clients. In addition, we provide services to select start-up companies in exchange for equity in those clients. These companies often have little or no earnings or cash flow and their business is generally at greater risk of failing than more established, traditional businesses. As a result, these clients may be unable to pay for our services in a timely manner, or at all. This would reduce our cash flow, making it difficult to carry on our business without additional funds, and could lead to the inefficient allocation of our professional and other resources. In addition, if the investments we make in these companies decline in value, we may be required to recognize losses on our investments. In 2000, we experienced bad debt expense of $11.8 million with clients.

The loss of Mr. James G. Garvey, Jr., our founder, president and chief executive officer, may harm our ability to obtain and retain client engagements, maintain a cohesive culture, or compete effectively.

   Our success will depend in large part upon the continued services of James
G. Garvey, Jr., our President, Chief Executive Officer, and founder. We have an employment contract with Mr. Garvey. Mr. Garvey is precluded under his agreement from competing against us for one year should he leave us. The loss of services of Mr. Garvey could harm us and cause a loss of investor confidence in our business, which could cause the trading price of our stock to decline. In addition, if Mr. Garvey resigns to join a competitor or to form a competing company, the loss of Mr. Garvey and any resulting loss of existing or potential clients to any competitor could harm our business. If we lose Mr. Garvey, we may be unable to prevent the unauthorized disclosure or use by other companies of our technical knowledge, practices, or procedures. In addition, due to the substantial number of shares of our common stock owned by Mr. Garvey, the loss of Mr. Garvey's services could cause investor or analyst concern that Mr. Garvey may sell a large portion of his shares, which could cause a rapid and substantial decline in the trading price of our common stock.

We may need additional capital which, if not available to us, may alter our business plan or limit our ability to achieve growth in revenues and which, if available and raised, would dilute your ownership interest in us.

   We incurred negative cash flows from operations in 2000, and continue to do so in 2001. Although we believe that we have sufficient cash to sustain negative cash flows from operations for the balance of the year, thereafter we may need to raise additional funds through public or private equity or debt financings in order to:

  .  support capital expenditures;

  .  take advantage of acquisition or expansion opportunities;

  .  develop new services;

  .  address working capital needs; or

  .  address unanticipated contingencies.


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   Our inability to obtain financing on terms acceptable to us, or at all, may limit our ability to increase revenues or to achieve profitability. Our stock price, like the stock price of many competitors in our industry, has been depressed in recent periods, which could limit our ability to obtain any needed financing on favorable or acceptable terms. In addition, if we are able to raise additional capital through the sale of equity securities, your investment in us would be diluted, which could cause our stock price to further decline.

The volume of trading of our common stock could fluctuate significantly, adversely affecting our stock price.

   The stock prices of many technology companies, such as ours, have declined significantly in recent periods. If investor interest in these stocks continues to decline generally or does not increase, the price of our common stock could continue to decline suddenly and significantly.

The sale of a substantial number of shares of our common stock in the public market could adversely affect their market price, negatively impacting your investment.

   There are a substantial number of shares currently available for sale in the public market, and additional shares will be available for sale as exemptions from registration afforded by Rules 144 of the Securities Act of 1933 become available. The sales of a substantial number of shares of our common stock in the public market could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Some holders of shares of our common stock who held our preferred stock outstanding immediately prior to our initial public offering and one of our warrant holders have registration rights relating to a total of 1,971,877 shares of our common stock, in addition to those registered hereunder, which currently enable them to require us to register their shares for sale under the Securities Act.

Mr. Garvey's common stock holdings may limit your ability to influence the outcome of director elections and other matters subject to a stockholder vote, including a sale of our company on terms that may be attractive to you.

   James G. Garvey, Jr., a director, executive officer, and our founder, currently owns approximately 52% of our outstanding common stock. Mr. Garvey's stock ownership and management positions enable him to exert considerable influence over us, including in the election of directors and the approval of other actions submitted to our stockholders. In addition, without the consent of Mr. Garvey, we may be prevented from entering into transactions that could be viewed as beneficial to other stockholders, including a sale of Integrated Information Systems. This could prevent you from selling your stock to a potential acquirer at prices that exceed the market price of our stock, or could cause the market price of our common stock to decline.

Our charter documents could make it more difficult for a third party to acquire us, which could limit your ability to sell your stock to an acquirer at a premium price or could cause our stock price to decline.

   Our certificate of incorporation and by-laws may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of "blank check" preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire our company.

   Our by-laws do not permit any person other than at least three members of our board of directors, our President, the Chairman of the Board, or holders of at least a majority of our stock to call special meetings of the stockholders. In addition, a stockholder's proposal for an annual meeting must be received within a specified period in order to be placed on the agenda. Because stockholders have limited power to call meetings and are subject to timing requirements in submitting stockholder proposals for consideration at meetings, any third-party takeover or other matter that stockholders wish to vote on that is not supported by the board of directors could be subject to significant delays and difficulties.

   If a third party finds it more difficult to acquire us because of these provisions, you may not be able to sell your stock at a premium price that may have been offered by the acquirer, and the trading price of our stock may be lower than it otherwise would be if these provisions were not in effect.

Our current stock repurchase plan may adversely affect the trading volume and liquidity of our common stock and could cause our stock price to decline.

   In December 2000, our board authorized a stock repurchase plan which authorizes us to purchase up to $2 million of our common stock on the open market in compliance with applicable SEC regulations. If we continue to repurchase our common stock under this plan, the number of shares of our common stock outstanding will decrease. This decrease could reduce the trading volume of our common stock, adversely impacting the liquidity and value of our common stock.

                                USE OF PROCEEDS

   The selling shareholders will receive all of the proceeds from the sale of the common stock offered under this prospectus.

                              SELLING SHAREHOLDERS

   The table below lists the selling shareholders and other information regarding the beneficial ownership of our common stock by each of the selling shareholders. The table reflects the number of shares of common stock beneficially owned by each shareholder or issuable to each selling shareholder on April 2, 2001, assuming exercise of their warrants and options to acquire shares of our common stock. The selling shareholders are offering common stock and the shares of common stock that they may acquire upon exercise of all of their warrants and options to acquire our common stock, as indicated in the third column. Because the selling shareholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate either the number or percentage of shares of common stock that will be beneficially owned by the selling shareholders after this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt for the registration requirements of the Securities Act of 1933.

   The information provided in the table below has been obtained from the selling stockholders. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution." For purposes of this table, however, the fifth and sixth columns assume the sale of all of the shares offered by this prospectus by each selling shareholder. An "*" indicates less than 1% ownership of our outstanding common stock.

                                   Shares Owned      Maximum    Shares Owned
                                 Before Offering     Number    After Offering
                               -------------------- of Shares -----------------
Name of Selling Shareholder     Number   Percentage  Offered  Number Percentage
---------------------------    --------- ---------- --------- ------ ----------
ABN AMRO Capital (USA), Inc.
 ............................  1,731,909     8.5    1,731,909   --       --
I Eagle Trust................    631,248     3.1      631,248   --       --
Burham Capital, LLC..........    124,752      *       124,752
Diamond Venture Capital III,
 L.L.C. .....................    125,918      *       125,918   --       --
Tera Capital L.P. #1.........     40,923      *        40,923   --       --
Tera Capital L.P. #2.........     11,543      *        11,543   --       --
                               ---------    ----    ---------  ---      ---
  Total......................  2,666,293    13.1    2,666,293   --       --
                               =========    ====    =========  ===      ===

   We are registering the shares for resale by the selling shareholders in accordance with registration rights granted or offered to the selling shareholders. We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel, but the selling stockholders will pay any underwriting discounts, selling commissions and similar expenses relating to the sale of the shares. In addition, we have agreed to indemnify the selling shareholders, and certain affiliated parties against certain liabilities, including liabilities under the Securities Act, in connection with this offering. The selling shareholders have agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including certain liabilities under the Securities Act.

                              PLAN OF DISTRIBUTION

   This prospectus covers the selling shareholders' resale of up to 2,666,293 shares of our common stock.

   The selling shareholders may sell the shares of common stock described in this prospectus at the prevailing market price of our stock on the date the selling shareholders sell such stock or at other prices. The shares of our stock may be sold to or through brokers or dealers, who may act as agent or principal, or in direct transactions between selling shareholders and purchasers. Transactions involving brokers or dealers may include, with limitation, (i) ordinary brokerage transactions; (ii) transactions in which the broker or dealer solicits purchases; (iii) block trades in which the broker or dealer will attempt to sell the shares of our stock as agent buy may position and resell a portion of the block as principal to facilitate the transactions; and (iv) purchases by a broker or dealer as a principal and resales by such broker or dealer for its account.

   The SEC may deem the selling shareholders and any underwriters, broker-dealers, or agents that participate in the distribution of the shares of common stock to be "underwriters" within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act. We understand that each selling shareholder purchased the shares in the ordinary course of its business, and at the time the selling shareholder purchased the shares, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

   Under federal securities laws, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling shareholder or any such other person.

                           DESCRIPTION OF SECURITIES

   Our certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of "blank check" preferred stock, par value $.001 per share. As of March 16, 2001, 20,326,022 shares of our common stock were outstanding and no shares of our preferred stock were issued and outstanding. We had 181 stockholders of record.

Common Stock

   Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and liquidation preferences on any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and shares of common stock offered in this offering when issued and paid for will be, fully paid and nonassessable.

Preferred Stock

   Our board of directors may, without further action of our stockholders, issue up to 5,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each series, and to fix or alter the rights or preferences thereof, including the voting rights, redemption provisions including sinking fund provisions, dividend rights, dividend rates, liquidation preferences, conversion rights, and any other rights, preferences, privileges, or restrictions. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. No shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock. The issuance of shares of preferred stock could adversely affect the voting power and other rights of holders of common stock and could have the effect of delaying, deferring, or preventing a change in our control of us or other corporate action.

Warrants

   We currently have outstanding warrants to purchase 100,000 shares of our common stock at an exercise price of $2.00 per share. All of these warrants are currently exercisable. These warrants will expire if not exercised by December 18, 2007. We have granted registration rights to the holders of these warrants to purchase 100,000 shares of our common stock. See "--Registration Rights" below.

Options

   Options to purchase a total of 4,500,000 shares of common stock may be granted under our 1997 Long Term Incentive Plan. As of March 16, 2001 (i) 120,600 shares of common stock had been issued upon exercise of options that are included in the total number of shares of outstanding common stock, (ii) option grants representing 3,143,501 shares of common stock were outstanding, and (iii) 1,235,899 shares remain available for grant. Any shares issued upon exercise of these options will be immediately available for sale in the public market.

Registration Rights

   After the offering, the holders of 1,971,877 shares of our common stock (including 100,000 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. These rights include demand registration rights and rights to require us to include their common stock in future registration statements that we file with the SEC.

   With respect to 1,871,877 shares of common stock, the holders of a majority of the shares are entitled to demand that we file a separate registration statement covering the registration of all or any of their shares. We will bear all costs related to the registration of these shares other than underwriting discounts and commissions incurred in connection with up to two demand registrations. These rights will terminate when the shares subject to registration are freely tradable in the public market without restriction as to timing or amount, or on January 14, 2005, whichever is earlier.

   With respect to the 100,000 shares of common stock issuable upon exercise of outstanding warrants, the holders of at least 10% of our outstanding common stock having registration rights together with all of the holders of the common stock issuable upon exercise of the warrants entitled to registration rights may demand that we file a separate registration statement covering the registration of all or any of their registrable shares. We will bear all costs related to the registration of these shares other than underwriting discounts and commissions incurred in connection with registration.

   Registration of shares of common stock upon the exercise of registration rights would result in the covered shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of those shares.

Delaware Anti-Takeover Law and Restrictive Provisions of Our Certificate of Incorporation and Bylaws

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exemptions, the statute precludes an interested stockholder, generally a holder of 15% of our common stock, from engaging in a merger, asset sale, or other business combination with us for a period of three years after the date of the transaction in which the person became an interested stockholder. An exemption may be applied if:

  . prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

  . the stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding shares held by directors who were also officers or held in certain employee stock plans, upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder; or

  . the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

   In general, our current major stockholders and their affiliates and transferees are excepted from these limitations.

   Under our certificate of incorporation, our board of directors is authorized to create and issue one or more series of preferred stock and to fix the rights and terms of such series without stockholder approval. These shares could have the effect of preventing or discouraging an acquisition of us.

   Our bylaws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the board of directors at a stockholders meeting must give notice of any proposals or nominations within a specified time frame. In addition, the bylaws provide that we will hold a special meeting of stockholders only if three of our directors or the President or the Chairman of the Board calls the meeting or if the holders of a majority of the votes entitled to be cast at the meeting make a written demand for the meeting. These provisions may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders. For us to include a proposal in our annual proxy statement, the proponent and the proposal must comply with the proxy proposal submission rules of the Securities and Exchange Commission.

Transfer Agent and Registrar

   Norwest Bank Minnesota, N.A. is the transfer agent and registrar for our common stock.

                                 LEGAL OPINION

   Snell & Wilmer L.L.P., of Phoenix, Arizona, will pass upon the validity of the common stock offered under this prospectus.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference from Integrated Information Systems, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by KPMG LLP, independent certified public accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   Government Filings: We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern AtriumCenter, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms. Most of our filings are also available to you free of charge at the Commission's web site at http://www.sec.gov.

   Stock Market: Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   Registration Statement: We have filed a registration statement under the Securities Act with the Commission with respect to the common stock offered under this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about Integrated Information Systems, Inc. and the common stock offered under this prospectus.

   Information Incorporated by Reference: The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission and hereby incorporate them by reference into this prospectus:

  .  our Annual Report on Form 10-K for the year ended December 31, 2000;

  . our Current Reports on Form 8-K, including Exhibits, dated January 12, 2001, January 26, 2001, and March 5, 2001; and

  . the description of the common stock contained in our Registration Statement on Form 8-A, including all amendments or reports filed for the purpose of updating the description.

   Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents. You may request free copies of these filings by writing or telephoning us at the following address.

                               Investor Relations
                      Integrated Information Systems, Inc.
                          1560 W. Fountainhead Parkway
                              Tempe, Arizona 85282
                                 (480) 817-8000

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 We have not authorized any dealer, sales representative, or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any common stock in any jurisdiction where it would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder implies, under any circumstances, that the information presented is correct after the date of this prospectus.



                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About Integrated Information Systems, Inc..................................   1

Risk Factors...............................................................   2

Use of Proceeds............................................................  11

Selling Stockholders.......................................................  11

Plan of Distribution.......................................................  12

Description of Securities..................................................  12

Legal Opinion..............................................................  14

Experts....................................................................  15

Where You Can Find More Information........................................  15

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                             INTEGRATED INFORMATION
                                 SYSTEMS, INC.

                               -----------------

                                   PROSPECTUS

                               -----------------



                                 April 13, 2001

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